Exhibit 99.3

Supplement to

Notice of Annual Meeting

of Shareholders

and

Management Information Circular

of

FirstService Corporation

Wednesday, April 8, 2020

at 11:00 a.m. (Toronto time)

_________________________

NEW LOCATION

1255 Bay Street, Suite 600

Toronto, Ontario M5R 2A9

March 16, 2020

Dear Shareholder:

Important Notice regarding Participation in the Annual Meeting of Shareholders on April 8, 2020

The health of our shareholders and our employees is the top priority for FirstService Corporation (“FirstService”). In view of the current situation regarding the spread of the coronavirus (COVID-19), we have taken the following precautionary measures for the upcoming Annual Meeting of Shareholders of FirstService (the “AGM”) to be held on Wednesday, April 8, 2020 at 11:00 a.m. (Toronto time):

•	the location of the AGM has been changed to FirstService’s head office, located at 1255 Bay Street, Suite 600, Toronto, Ontario M5R 2A9;

•	attendance in person at the AGM will be restricted to registered shareholders and proxyholders; all external guests will not be allowed to attend. This restriction will be stringently enforced. Registered shareholders and proxyholders who nonetheless wish to attend in person may be subject to health screening at the entrance and will be asked to socially distance themselves from others at the AGM;

•	attendance by board members, employees and other representatives of FirstService will be reduced to those necessary to conduct the AGM; and

•	the AGM will be limited to the formal business set out in FirstService’s management information circular for the AGM dated February 28, 2020 (the “Circular”). Unlike in prior years, refreshments will not be provided following the AGM.

Registered shareholders are those shareholders who hold their shares directly with FirstService and therefore have their names and addresses recorded in FirstService’s share registry. Most FirstService shareholders are not registered shareholders. If you purchased FirstService shares through a broker or other intermediary and/or a broker or other intermediary holds your FirstService shares in an account you have with them, you are a non-registered shareholder.

Given the current circumstances, FirstService strongly encourages registered shareholders and proxyholders not to attend the AGM in person. In particular, persons who have travelled outside of Canada prior to the AGM, who do not feel well or who are otherwise in weakened state should not attend the AGM in person. Instead, the Circular and information provided by your broker or other intermediary contains information on how shareholders may vote their shares through the internet, by facsimile or by mail, among other possible methods. In addition, shareholders will have the opportunity to listen to a live webcast of the AGM. The details concerning the live webcast will be provided on FirstService’s website at www.firstservice.com prior to the AGM. A recorded version of the AGM webcast will also be made available on FirstService’s website following the AGM.

FirstService hopes that by applying the above measures, the AGM can take place in a safe environment. FirstService is monitoring the situation closely and will advise if further action is to be taken as circumstances evolve and further guidance is given and restrictions are imposed by governmental bodies. We thank you for your understanding, and look forward to welcoming you again in person at our 2021 Annual Meeting.

Sincerely yours,

Douglas G. Cooke

Senior Vice President, Corporate Controller and

Corporate Secretary

SUPPLEMENT TO

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of FirstService Corporation (“FirstService”) will be held at the FirstService’s head office, 1255 Bay Street, Suite 600, Toronto, Ontario M5R 2A9 on Wednesday, April 8, 2020, at 11:00 a.m. (Toronto time) for purposes set out in the Notice of Annual Meeting of Shareholders of FirstService dated February 28, 2020 (the “Original Notice”).

Other than the location of the meeting, all other information contained in the Original Notice remains in effect.

DATED at Toronto, Ontario this 16th day of March, 2020.

By Order of the Board of Directors

DOUGLAS G. COOKE
Senior Vice President, Corporate Controller and
Corporate Secretary